    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1997.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------

                            VERSA TECHNOLOGIES, INC.
                            (NAME OF SUBJECT COMPANY)
                                -----------------

                               APPLIED POWER INC.
                                   TVPA CORP.
                                    (BIDDERS)
                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   925116-10-5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                -----------------

                              ROBERT C. ARZBAECHER
                               APPLIED POWER INC.
                         13000 WEST SILVER SPRING DRIVE
                                BUTLER, WI 53007
                                 (414) 781-6600
                              (414) 781-0629 (FAX)

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                -----------------

                                    COPY TO:

                           ANTHONY W. ASMUTH III, ESQ.
                                 QUARLES & BRADY
                            411 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 277-5000
                              (414) 271-3552 (FAX)
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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on September 5, 1997, as amended (the "Schedule 14D-1") relating to the tender offer by TVPA Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Applied Power Inc., a Wisconsin corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (together with the Common Stock, the "Shares"), of Versa Technologies, Inc., a Delaware corporation (the "Company"), at a price of $24.625 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the
Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

         Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

         The first paragraph of Section 14 of the Offer to Purchase is hereby revised to clarify that the Purchaser will not be required to accept for payment or pay for any Shares if the Minimum Condition shall not have been satisfied prior to the Expiration Date, and, if at any time on or after the date of the Merger Agreement and prior to the Expiration Date (rather than before the time of payment for any of such Shares), any of the specified conditions exist.

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                                   SIGNATURES


         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  October 3, 1997

                                      TVPA CORP.


                                      BY: /s/ Robert C. Arzbaecher
                                          ------------------------------------
                                          Robert C. Arzbaecher, Vice President


                                      APPLIED POWER INC.


                                      BY: /s/ Robert C. Arzbaecher
                                          ------------------------------------
                                          Robert C. Arzbaecher, Vice President
                                          and Chief Financial Officer



                                       S-1

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                                                   EXHIBIT INDEX

EXHIBIT NO.

(a)(1)*  -        Offer to Purchase, dated September 5, 1997.

(a)(2)*  -        Form of Letter of Transmittal, dated September 5, 1997.

(a)(3)*  -        Form of Notice of Guaranteed Delivery.

(a)(4)*  -        Form of Letter for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(5)*  -        Form of Letter to Clients from Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(6)*  -        Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

(a)(7)*  -        Text of Joint Press Release, dated September 3, 1997.

(a)(8)*  -        Form of Summary Advertisement, dated September 5, 1997.

(a)(9)*  -        Form of Letter to Participants in the Versa Technologies,
                  Inc. Stock Purchase and Dividend Reinvestment Plan.

(a)(10)* -        Text of Joint Press Release, dated September 24, 1997.

(b)(1)*  -        Commitment Letter between Bank of America National Trust and
                  Savings Corporation, BankAmerica Securities, Inc., PNC Bank,
                  National Association and Applied Power Inc. dated August 29,
                  1997 (including the Summary of Terms and Conditions attached thereto).

(c)(1)*  -        Agreement and Plan of Merger, dated as of September 2, 1997, among Applied Power Inc., TVPA Corp. and Versa Technologies,
                  Inc.

(d)      -        Not Applicable.

(e)      -        Not Applicable.

(f)      -        Not Applicable

----------------------

*        Previously filed.


                                      EI-1